SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form20-F [ x ] Form 40-F [        ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [        ] No [ x ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- .]

POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Shares purchase agreement for acquiring Daewoo International Corporation

Shares purchase agreement

for acquiring Daewoo International Corporation

POSCO has entered into a shares purchase agreement with Korea Asset Management Corporation(the largest shareholder of Daewoo International Corporation) and other creditors including the Export-Import Bank of Korea on August 30, 2010. POSCO is planning to acquire 68,681,566 shares of Daewoo International Corporation (68.15% stake in the Daewoo International Corporation’s outstanding shares) worth KRW 3,372,369,301,507. The shares purchase agreement will be effective based on related approval for mergers and acquisitions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO

(Registrant)

Date August 30, 2010 By /s/ Choi, Jong-Tae
(Signature)*
*Print the name and title under the signature of the signing officer. Name: Choi, Jong-Tae

Title: President